EXHIBIT 14

                           DECORATOR INDUSTRIES, INC.

                           Code of Conduct and Ethics*
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         The Board of Directors of Decorator Industries, Inc. (the "Company")
has adopted this Code of Conduct and Ethics ("Code") to (1) promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest; (2) promote full, fair, accurate, timely and understandable disclosure; (3) promote compliance with applicable laws and governmental rules and regulations; (4) ensure the protection of the Company's legitimate business interests, including corporate opportunities, assets and confidential information; and (5) deter wrongdoing. "Related party transactions" shall be subject to review and oversight by the Audit Committee of the Board of Directors, as provided in the Audit Committee Charter.

         All directors, officers and managers of the Company are expected to be familiar with this Code and to adhere to those principles and procedures set forth in this Code that apply to them. The provisions of this Code shall be subject to the more specific provisions of the Company's policy statements and charters addressing particular matters, such as the Statement of Policy Concerning the Disclosure of Material Inside Information and the Audit Committee Charter.

         For purposes of this Code, the "Code of Ethics Contact Person" shall be the Controller of the Company.

         From time to time, the Company may waive some provisions of this Code. Any waiver of this Code for directors or officers of the Company may be made only by the Audit Committee of the Board of Directors and must be promptly disclosed as required by Securities and Exchange Commission ("SEC") or American Stock Exchange ("Amex") rules. Any waiver for managers may be made only by the President of the Company.

         HONEST AND ETHICAL CONDUCT. Each director, officer and manager owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity. Each director, officer and manager must (1) act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company's policies, (2) observe both the letter and spirit of laws and governmental rules and regulations, accounting standards and Company policies and (3) adhere to a high standard of business ethics.

         FAIR DEALING. The Company has a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each director, officer and manager should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors and employees. No director, officer or manager should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

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* As adopted by the Board of Directors March 2, 2004

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         CONFLICTS OF INTEREST. A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or manager takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer or manager, or a member or his or her family, receives improper personal benefits as a result of his or her position in the Company. Any transaction or relationship involving a director or officer of the Company that could reasonably be expected to give rise to a conflict of interest is subject to approval by the Audit Committee.

         Service to the Company should never be subordinated to personal gain and advantage. Conflicts of interest should, wherever possible, be avoided. In particular, clear conflict of interest situations involving directors, officers and managers who occupy supervisory positions or who have discretionary authority in dealing with any third party may include (1) any significant ownership interest in any supplier or customer, (2) any consulting or employment relationship with any customer, supplier or competitor, (3) any outside business activity that detracts from an individual's ability to devote appropriate time and attention to his or her responsibilities with the Company, (4) the receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings, (5) being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any family member, and (6) selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers or managers are permitted to so purchase or sell. Such situations should always be discussed with the Code of Ethics Contact Person for his or her views.

         Anything that would present a conflict for a director, officer or manager would likely also present a conflict if it involves a member of his or her family.

         DISCLOSURE. Each director, officer or manager involved in the Company's disclosure process, including the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer (the "Senior Financial Officers"), is required to be familiar with and comply with the Company's disclosure controls and procedures and internal control over financial reporting so that the Company's public reports and documents filed with the SEC comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company's other public communications concerning its general business, financial results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

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         Each director, officer or manager who is involved in the Company's disclosure process, including without limitation the Senior Financial Officers, must (1) familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company, (2) not misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, governmental regulators and self-regulatory organizations, and (3) properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

         COMPLIANCE. It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each director, officer and manager to adhere to the standards and restrictions imposed by those laws, rules and regulations.

         It is against Company policy and in many circumstances illegal for a director, officer or manager to profit from undisclosed information relating to the Company or any other company. No director, officer or manager may purchase or sell any of the Company's securities while in possession of material nonpublic information relating to the Company. Also, no director, officer or manager may purchase or sell securities of any other company while in possession of any material nonpublic information relating to that company.

         Any director, officer or manager who is uncertain about the legal rules involving a purchase or sale of any Company securities, or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, should consult with the Code of Ethics Contact Person before making any such purchase or sale.

         CORPORATE OPPORTUNITIES. Directors, officers and managers owe a duty to the Company to advance the Company's business interests when the opportunity to do so arises. Directors, officers and managers are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, directors, officers and managers are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

         Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Directors, officers and managers who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Code of Ethics Contact Person.

         PROTECTION AND PROPER USE OF COMPANY ASSETS. All directors, officers and managers should protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.

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         CONFIDENTIALITY. In carrying out the Company's business, directors, officers and managers often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Directors, officers and managers must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company, and of other companies, includes any non-public information that would be harmful to the relevant company if disclosed or useful or helpful to competitors if disclosed.

         REPORTING AND ACCOUNTABILITY. The Audit Committee is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any director, officer or manager who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person promptly. Failure to do so is itself a violation of this Code.

         Any questions relating to how this Code should be interpreted or applied should be addressed to the Code of Ethics Contact Person. A director, officer or manager who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

         Each director, officer and manager must (1) notify the Code of Ethics Contact Person promptly of any existing or potential violation of this Code and
(2) not retaliate against any other director, officer or manager for such notifications that are made in good faith.

         The Company will follow the following procedures in enforcing this
Code:

         o Apparent violations and potential violations will be reported by the Code of Ethics Contact Person to the Audit Committee, in a case involving a director or officer, or to the President of the Company, in a case involving a manager, after appropriate investigation.

         o The Audit Committee or President, as the case may be, will take all appropriate action to investigate any apparent or potential violations reported to them.

         o If the Audit Committee or President determines that a violation has occurred or will occur, they will take such disciplinary or preventive action as they deem appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of appropriate governmental authorities.

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